UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 000-56026

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TODOS MEDICAL LTD.

EXPLANATORY NOTE

On July 28, 2020, Todos Medical Ltd. (the “Company”) entered into Amendment No. 1 to the Binding Joint Venture Agreement with Amarantus Bioscience Holdings, Inc. (“Amarantus”) pursuant to which the parties agreed that the Company would issue 49.9% of its ordinary shares as of December 31, 2019 to Amarantus in exchange for the 80.1% equity interest it does not own of Breakthrough Diagnostics, Inc. In addition, Amarantus will receive a 10% royalty on LymPro intellectual property.

On July 28, 2020, the Company held a final closing of a financing round of $2,015,000 in convertible notes in the aggregate. The Company entered into multiple securities purchase agreements with institutional and high net worth investors (the “Todos Investors”) pursuant to which the Company agreed to issue to the Todos Investors secured promissory convertible notes in an aggregate principal amount of $2,149,166 (the “Convertible Note”). The Convertible Notes bear interest at 2% per annum. The Convertible Notes are convertible into common stock of the Company (“Conversion Shares”) for 40 days following the date of closing at 150% of the closing bid price of the Company’s common stock on such closing date. After the 40 days, the conversion price equals the lower of (i) 60% of the lowest VWAP trading price of the common stock during the eleven trading days immediately prior to the date of conversion, (ii) 150% of the closing bid price of the Company’s common stock on such closing date and (iii) 150% of the closing bid price on the date of effectiveness of the Company’s registration statement covering the converted shares. $2,000,000 was disbursed to the Company. In addition, the Company issued to certain of the Todos Investors a total of, 4,000,000 shares as a commitment fee (the “Commitment Shares”) and an additional 2,000,000 shares as a diligence fee (the “Diligence Shares”). The Company also issued warrants to the Todos Investors to purchase up to an aggregate 23,500,000 shares (the “ Warrant Shares”) at an exercise price of $0.10 per share exercisable at any time until expiration dates ranging from July 9, 2025 to July 28, 2025. Pursuant to a Registration Rights Agreement, the Company agreed to file within 17 days after the closing date, a registration statement on Form F-1 registering for resale the Conversion Shares, Commitment Shares, Diligence Shares and the Warrant Shares. The Company agreed to use its reasonable best efforts to cause the registration statement to be effective within 90 days after the closing date.

On July 23, 2020, the Company entered into a Distribution Agreement with PCL Inc. (“PCL”) pursuant to which the Company will distribute in the United Stated on a non-exclusive basis, PCL’s COVID-19 Antigen Rapid Fluorescent Immunoassay including analyzer and potentially certain other tests for the purpose of assisting in the screening and diagnosis of COVID-19.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
	Name:	Gerald Commissiong
	Title:	Chief Executive Officer

Date: July 28, 2020

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